April 10, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	CombiMatrix Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed March 12, 2007
File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comments to the above-referenced filings, dated March 23, 2007. In response, we have the following comments. We are enclosing with this correspondence five (5) bound copies of the amendment no. 2 to registration statement, together with a color-coded, redlined copy marked to show changes to the amendment no. 1 to registration statement filed on March 12, 2007. Text in blue has been added. Text in red has been deleted. Text in green has been moved from one place to another. All page references are to the amended registration statement filed contemporaneously with this correspondence.

Fee Table

1.
We note that you have deleted the table. Given your reliance on Rule 457(c), please tell us how you will determine whether you have sufficient securities registered for this transaction throughout the offering.

We initially paid a registration fee of $5,603.14 pursuant to Rule 457(o) based upon a maximum aggregate offering price of $52,365,810, calculated from the average of the high and low price per share reported on December 19, 2006. As of April 2, 2007, there were 52,788,838 shares of AR-CombiMatrix common stock issued and outstanding, and the average of the high and low price per share on April 4, 2007, was $0.62 per share, for an aggregate offering price calculated pursuant to Rule 457(c) of $32,993,024. The value of the shares of our common stock issued in the redemption should not exceed the value of the shares of AR-CombiMatrix stock redeemed. If the maximum aggregate offering price increases prior to the effective date of the registration statement based upon the current average high and low trading price of AR-CombiMatrix stock, a pre-effective amendment will be filed to increase the maximum dollar value being registered and the additional filing fee shall be paid.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Prospectus Cover

2.
We note your response to prior comment 2 of our letter dated January 22, 2007. Your disclosure in the third paragraph continues to imply, however, that the exercise of options or warrants could affect the exchange ratio. Please revise so that the disclosure regarding the exchange ratio is clear and consistent throughout your prospectus.

We have revised the third paragraph to address your concern.

Prospectus Summary

3.
We note your response to prior comment 3. We also note, however, that the Restated Certificate of Incorporation which is incorporated by reference into Acacia Research Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2006 only authorizes 50 million shares of Acacia Research-CombiMatrix common stock. Please tell us where the restated certificate of incorporation of Acacia Research Corporation has been filed which indicates an increased number of authorized shares of Acacia Research-CombiMatrix common stock. Also, please tell us when the amendment to Acacia Research Corporation’s certificate of incorporation that increased the number of authorized Acacia Research-CombiMatrix shares took effect.

The amendment was filed as Exhibit A to the definitive proxy statement filed by Acacia Research Corporation on April 13, 2006. Acacia Research Corporation has filed an amendment to its quarterly report on Form 10-Q for the period ended June 30, 2006, to include the amendment as an exhibit to its quarterly report. The amendment was filed with the Delaware Secretary of State on May 16, 2006, and took effect on that date.

4.
We note the disclosure you have added in response to prior comment 15. Please also disclose in the summary the number of outstanding warrants and other commitments to issue shares of your common stock.

We have revised the last paragraph of the summary to include the information on outstanding warrants. There are no other commitments to issue stock other than the options and warrants disclosed.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Stock Exchange Listing, page 2

5.	We note your response to prior comment 4. With a view toward clarified disclosure, please tell us whether you satisfy all objective criteria for listing your shares on the Nasdaq Capital Market.

Yes, except we cannot be assured at this time of an initial bid price of $4.00. We intend to issue one share of our stock for every ten shares of AR-CombiMatrix stock, leaving approximately 5,278,884 shares of our common stock issued and outstanding on the redemption date. As of April 2, 2007, there were 52,788,838 shares of AR-CombiMatrix common stock issued and outstanding, and the average of the high and low price per share on April 4, 2007, was $0.62 per share, bringing the total market value of AR-CombiMatrix stock to $32,993,024. If the market value were to stay the same on the redemption date, and the redemption date were April 4, 2007, then the average of the high and low trading price on the redemption date would be $6.25 per share. As a result, we believe we will be able to meet the initial listing bid price of at least $4.00 per share on the redemption date.

Diagram of Split Off, page 3

6.
Please refer to the Acacia Research - Acacia Technologies stock consistently throughout this diagram. Currently, you refer to it both as “Acacia Research - Acacia Technologies” and “AR - Acacia Technologies.”

We have revised the diagram accordingly.

Summary Historical Financial Data, page 4

7.	To the extent applicable, please revise to state that the amounts included in the tables are in thousands, except per share data.

We amended the registration statement to reflect that the values presented in the Summary Historical Financial Data table on page 4 are in thousands.

Risk Factors, page 5

As a result of the redemption of AR-CombiMatrix stock … page 5

8.
Please quantify the aggregate fair market value of the assets of CombiMatrix Corporation’s business and the adjusted tax bases of such business to Acacia as of a recent practicable date. Also please indicate the current corporate tax rate that would be applicable in the event the redemption is a taxable event and explain, as appropriate, how that rate may change going forward.

We have revised our disclosure to indicate that based upon the current basis Acacia holds in the stock of CombiMatrix Corporation and the value of that stock, no tax would be payable by Acacia. This would change if the value of the AR-CombiMatrix stock increased significantly prior to the redemption. This calculation is based upon the market value of the AR-CombiMatrix stock of $32,993,024, as of April 4, 2007, which we believe is the best indication of the market value of the CombiMatrix Corporation common stock held by Acacia, and the current tax basis Acacia has in such stock of approximately $73,000,000.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

We may not be able to engage in desirable strategic transactions, page 6

9.
Refer to the disclosure in the last paragraph. With a view toward clarified disclosure, please tell us about the transactions that you “have undertaken” or “contemplate” that might create the tax liability you mention. Also tell us about the degree of risk of tax liability created by these transactions.

We have deleted reference to prior transactions because we do not believe, based upon the revenue ruling and tax legal opinion, that these transactions present a material risk. We have removed reference to contemplated transactions because we do not contemplate any transactions that we believe present a material risk of creating tax liability under Section 355(e). We have disclosed the material risk that uncertainties with respect to the IRS interpretation of Section 355(e) in the future could cause future transactions to be taxable in a manner we cannot anticipate at this time.

Our common stock will trade as a new listing, page 8

10.
We note from your response to prior comment 8 that Acacia Research Corporation intends to set the redemption ratio at a number that you intend will cause the per share trading price of your common stock to be above $4.00 per share. Your response appears to be inconsistent with your prior disclosure that holders of Acacia Research-CombiMatrix common stock will be entitled to receive one share of CombiMatrix Corporation common stock in exchange for each share of Acacia Research-CombiMatrix common stock held on the redemption date. Please revise your disclosure so that it is clear and consistent and to disclose your plans with respect to setting the redemption ratio.

We have revised our disclosure to be consistent with our intent to issue one share of CombiMatrix Corporation common stock for every ten shares of AR-CombiMatrix stock.

A Former Vice President, page 19

11.
We note your response to prior comment 9; however, since your document discloses the opinions reached by outside counsel and independent counsel, consent is required. See Rule 436. Please file the consent of each of the outside and independent counsel mentioned here and on page 37.

We have revised pages 16 and 37 to reflect that no opinion or report is being summarized in the registration statement, and therefore no consent is required pursuant to Rule 436.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

12.
With respect to the first allegation described in your response to prior comment 10, please provide us with more detail regarding the agreement, including your analysis as to why such agreement was not required to be filed as an exhibit to your periodic reports.

The agreement is between our company and another company that was entered into in the ordinary course of business and therefore, it is not required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

13.	Please provide us with a copy of the complaint filed by your former Vice President and any responses that you have filed in response to that complaint with the Department of Labor.

We are providing as supplemental material a copy of the complaint and our responses. We have also submitted a request for confidential treatment of these documents.

Reasons for the Split Off, page 18

14.	Please reconcile the disclosure in this section with the second paragraph on page 5 of the opinion filed as exhibit 8.1 to your registration statement.

We have revised page 18 to clarify its consistency with page 5 of the legal opinion.

Material U.S. Federal Income Tax Considerations, page 19

15.
We note your disclosure in the third paragraph that "Acacia received an opinion of Greenberg Traurig, LLP, counsel to Acacia, to the effect that the split-off will be tax-free to Acacia and the holders of Acacia Research-CombiMatrix stock under Sections 355 and 368 and related provisions of the Code." The opinion that you have filed as Exhibit 8.1 to your registration statement does not appear to reach the conclusions you have disclosed. For example, the opinion concludes that "Section 355(e) of the Code will not apply to the Distribution," and does not appear to address the implications of Section 368 of the Code. Please file an opinion of tax counsel as to all of the material federal income tax consequences of the split off as an exhibit to your registration statement. Ensure that the opinion you file fully satisfies the requirement of Regulation S-K Item 601(b)(8).

We have revised our disclosure consistent with the private letter ruling received from the Internal Revenue Services and the legal opinion received from Greenberg Traurig, LLP. We believe the opinion filed as Exhibit 8.1 of the amended registration statement complies with Regulation S-K Item 601(b)(8).

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

16.
We note that your revised disclosure in this section indicates that cash may be distributed instead of fractional shares. Since no other section of your prospectus mentions the possibility that cash may be distributed instead of fractional shares, please describe in an appropriate location in your prospectus all circumstances under which cash may be distributed instead of fractional shares and disclose how any such cash amounts will be determined.

We have revised the prospectus to describe the payment of cash in lieu of fractional shares in the summary on page 2 and our discussion of the exchange ratio on page 18.

17.
Given your letter ruling and counsel’s opinion, it is unclear why you begin the last paragraph on page 19 with the equivocal statement “if” the split off qualifies. Please note that if counsel cannot opine on a particular material tax matter, it must clearly say so and provide the reasons for the uncertainty and the possible outcomes and risks to investors. Likewise, we note the equivocal statement on page 20 that Acacia’s gain “likely” would include the entire fair market value of your stock.

We have revised page 19 to clearly state the tax consequences supported by the ruling made by the IRS and the legal opinion given by counsel.

18.	Please tell us where you address the “hot stock” issues mentioned on page 4 of exhibit 8.1.

We have added a footnote to our discussion of the private letter ruling on page 19 of the prospectus to point out the fact that five years have now passed since the issuance of the Hot Stock, and therefore we do not believe that this stock would be excluded from the private letter ruling if it were issued today. This is supported by the legal opinion filed as Exhibit 8.1 of the amended registration statement.

Description of Capital Stock, page 21

19.
We note your revised disclosure in response to comment 11. Please expand your disclosure to include all material differences between the rights of a holder of your shares and the rights of a holder of Acacia Research-CombiMatrix common stock. As examples only, we note that pursuant to the terms of your certificate of incorporation, removal of directors requires a supermajority vote by your shareholders, you will no longer have a classified board, and the conversion and redemption features of the Acacia Research-CombiMatrix common stock will not be applicable to the CombiMatrix common stock.

We have added additional disclosure to address all material differences between the rights of a holder of AR-CombiMatrix stock and a holder of common stock of CombiMatrix Corporation.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

20.
With respect to the bullet points under “Certificate of Incorporation and Bylaw Provisions,” where the described provisions are materially different from the provisions contained in the charter documents of Acacia Research Corporation with respect to the Acacia Research-CombiMatrix common stock, please describe those differences.

We have revised disclosure under the appropriate bullet points.

No Written Consent of Stockholders, page 23

21.	Article 2, Section 2.11 of your bylaws does not appear to be consistent with your disclosure regarding written consents of stockholders. Please advise or revise.

Notwithstanding Section 2.11 of our Bylaws, Article VI, Section 3 of our Amended and Restated Certificate of Incorporation provides as follows:

No action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of the stockholders may be effected by written consent of the stockholders in lieu of a meeting of stockholders.

Section 228 of the Delaware General Corporation Law provides that such provision in the certificate of incorporation governs.

Special Meetings of Stockholders, page 23

22.	Please tell us which section of your certificate of incorporation or bylaws permit your chief executive officer to call a special meeting.

Article 4, Section 4.1 provides that the Chief Executive Officer shall be the President of the corporation, and Article 2, Section 2.3 permits the President to call special meetings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 40

Discussion of Operations, Financial Resources and Liquidity, page 40

Revenues and Cost of Revenues, page 46

23.
We reference your discussion of product revenues and cost of product sales on page 47. Please revise to discuss the gross margin generated by your product sales and clarify the reasons for significant changes in gross margin each period. We see that the gross margin percentage for product sales increased from 54% for the year ended December 31, 2005 to 62% for the year ended December 31, 2006.

The company acknowledges and understands the Staff's comment regarding gross margin disclosures. However, we believe that these disclosures would be inconsistent with the company’s presentation of its results of operations included elsewhere in the filing as well as our historical filings with the Commission. We respectfully request that the Staff consider that we not add a gross margin discussion for the reasons outlined below, as we continue to believe that it would not enhance disclosures or provide meaningful information to investors.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Historically, we have included cost of sales and cost of services as components of our operating expenses in our statements of operations rather than showing separately along with a gross margin computation. This is primarily due to the fact that a significant portion of our revenues are derived from providing research and other services to customers and as a result, a computation of gross margin based on the combination of product and service revenues and related costs would not be meaningful (please note that cost of product sales includes direct materials, labor and manufacturing overhead, but do not include royalties paid to third parties on product sales, nor do they include allocations of patent and licensing amortization - these items are disclosed separately as “patent amortization and royalties” in our statements of operations).  We therefore believe that a separate gross margin analysis in our management, discussion and analysis section of our filing would be inconsistent with our statement of operations and related operating disclosures included in the filing.

Secondly, we do not believe that a gross margin analysis on our products provides meaningful information to investors since our products are subject to rapid technological change, which creates volatility in price and cost and in our view is not a meaningful metric of operating performance. Because the markets and customers we sell into are changing and are constantly evaluating new technologies, we are continually modifying existing products as well as introducing new products (e.g., instruments, hardware and microarrays of varying densities and performance) that result in period-to-period gross margin variances that are not meaningful or useful in our view. As a result, we have refrained from discussing gross margins in our summary and selected financial data, MD&A and historical financial statements and footnotes and believe that adding such disclosure to our MD&A would be inconsistent, not meaningful and potentially misleading.

Finally, as noted elsewhere in our filings and public disclosures, our business going forward is focusing more on providing diagnostic and collaborative research services to our customers and less on R&D product sales. As a result, providing a product gross margin analysis in this filing creates an expectation of an operating metric that we do not believe is a meaningful measure of our company’s overall operating performance as we shift towards a service-oriented business model.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Equity Compensation Plan Information, page 64

24.
Please tell us where you have filed the December 2006 clarifying amendment to the CombiMatrix 2000 Stock Awards Plan and the 2002 CombiMatrix Stock Incentive Plan. Please also provide us with your analysis as to why shareholder and option and aware holder approval was not required for the amendment to those plans and to the respective options and awards, as applicable.

We have not filed the clarifying amendment because it was not an amendment to our stock option plan but rather an amendment to Acacia’s plan. The clarifying amendment has not been filed as an exhibit to reports filed by Acacia Research Corporation because it was not deemed material by Acacia Research Corporation.

Article VIII of the CombiMatrix 2000 Stock Awards Plan permits the Board, in its discretion, to alter or amend the plan or any part thereof from time to time provided that no change in any award theretofore granted may be made which would impair the rights of the holder. Article IV of the 2002 CombiMatrix Stock Incentive Plan permits the Board to amend or modify the plan in any or all respects, provided such amendment or modification does not adversely affect the rights and obligations with respect to stock options or unvested stock issuances at the time outstanding under the plan. Consistent with the conclusion that the amendment was not material and therefore did not adversely affect the rights of any holder, the Board of Acacia Research Corporation exercised its authority to amend the plan without stockholder approval.

Security Ownership, page 66

25.	Please tell us how you have considered recently filed forms related to your company under Section 16 of the Exchange Act when you prepared your disclosure in this section.

We considered recently filed Form 4s for Amit Kumar, Thomas Akin and Rigdon Currie. Each of those reporting persons included in the total number of derivative securities reported on such Form 4, options which are issued but not exercisable within the next 60 days from the date of filing. Pursuant to Rule 13d-3(d), we have excluded those derivative securities from the beneficial ownership table.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Consolidated Financial Statements

Note 11. Allocated Net Worth, page F-21

Warrants, page F-22

26.
We reference your disclosure on page F-23 that Acacia’s classes of common stock are subject to redemption provisions under certain circumstances. Please revise to clearly disclose the specific circumstances that could result in redemption of the common stock.

We have revised the disclosure on page F-23 the specific circumstances that could result in redemption of the common stock.

Note 14. Pro Forma Information (unaudited)

27.
We reference the discussion in Note 17 of your Form S-1 filed December 26, 2006 that each outstanding warrant will be exchanged to purchase CombiMatrix common stock, which is not redeemable. We see that this language has been removed from amendment number 1 to your Form S-1 filed March 12, 2007 and that you are currently presenting the warrants as a long term liability rather than as permanent equity in the pro forma information. Please tell us whether the redemption features of your common stock that result in the liability classification for the warrants will continue to exist after the split-off.

There are no redemption features of the underlying CombiMatrix Corporation common stock that cause liability classification of the warrants. However, upon further analysis of our warrant agreements outstanding and expected to be exchanged for new warrants to purchase CombiMatrix Corporation common stock as of the Redemption Date, we believe that our warrants do not meet the permanent equity classification requirements of EITF 00-19 and related guidance, primarily due to the requirement for us to issue registered common stock in the future to the warrant holders upon exercise of their warrant agreements. As a result, we believe the warrants will continue to be classified as long-term liabilities and will be marked to market at each balance sheet date until such time that the warrants have been registered.

Exhibit 5

28.	Please tell us why the shares must be “transferred” in order for them to be legally issued, fully paid and non-assessable.

Greenberg Traurig, LLP’s opinion is limited to the transfer of the shares in the redemption in accordance with the registration statement, and the use of the word “transfer” is consistent with the transfer to be made from Acacia Research Corporation to the holders of AR-CombiMatrix common stock in the redemption. We believe this meets the requirements of Item 601(b)(5)(i).

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

Exhibit 8.1

29.
You should not file an opinion that assumes conclusions of law that are a necessary requirement of the ultimate opinion provided. We note, for example, the assumptions (1) of proper authority in the second paragraph of the opinion and (2) that “the CM Stock will constitute stock of Acacia for federal income tax purposes” in the last sentence of the first paragraph on page 5.

The opinion filed with the amended registration statement does not assume conclusions of law.

30.
Please file an opinion that considers all issues required for an opinion supporting the tax matters described in your filing. We note that paragraph (2) on page 6 of the exhibit indicates that the current opinion excludes relevant issues.

The opinion filed with the amended registration statement supports those material tax matters discussed in the registration statement that are not supported by the private letter ruling.

31.	Given the date restriction in paragraph (4) on page 6, please file an opinion that is dated as of the date you intend your registration statement to be declared effective.

Our counsel is unable to give an opinion dated in the future. On the effective date of the registration statement, we will supplement the registration statement with an opinion dated as of the effective date of the registration statement.

32.	Please revise paragraph (6) on page 7 so that it does not suggest that investors may not rely on the opinion.

The legal opinion was revised accordingly; however, by removing the paragraph our legal counsel does not admit that investors may rely upon the opinion nor waives any defense to their reliance as may be legally available.

33.
Please expand the scope of the consent in the last paragraph of the opinion to include the use of counsel’s name in the section entitled “Material U.S. Federal Income Tax Consequences of the Split Off.” Also, clarify your reference to the use of counsel’s name under “Legal Matters” as it appears that your prospectus does not contain a section with that heading.

The consent contained in the legal opinion has been revised accordingly.

Russell Mancuso
U. S. Securities and Exchange Commission
April 10, 2007

34.	Please file the complete opinion, including all attachments.

The opinion filed with the amended registration statement does not reference any attachments. The complete opinion has been filed.

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

/s/ Amit Kumar

Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation